

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Neil Jacobson
Chief Executive Officer
Music Acquisition Corporation
9000 W. Sunset Blvd #1500
Hollywood, CA 90069

  Re: Music Acquisition Corporation
    Draft Registration Statement on Form S-1
    Filed December 15, 2020
    CIK No. 1835236

Dear Mr. Jacobson:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed December 15, 2020

Prospectus Cover Page, page i

1. Please revise your prospectus cover page to limit the cover page to a single page.

Provisions in our amended and restated certificate of incorporation, page 55

2. We note the disclosure of the exclusive forum provision in your amended and restated certificate of incorporation. Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce

any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

3.   Please have your auditors revise the second sentence of their opinion to state, if true, that the date of inception for your company is October 14, 2020.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing